Brookfield Renewable

Partners L.P.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT MARCH 31, 2019 AND DECEMBER 31, 2018 AND FOR THE MARCH 31, 2019, 2018 AND 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2019	2018
Revenues	17	$825	$793
Other income		8	9
Direct operating costs		(254)	(256)
Management service costs	17	(21)	(21)
Interest expense – borrowings	7	(173)	(180)
Share of earnings from
equity-accounted investments	11	32	-
Foreign exchange and
unrealized financial instruments (loss) gain	3	(18)	8
Depreciation	6	(200)	(213)
Other		(2)	(44)
Income tax expense
Current		(24)	(7)
Deferred		(20)	(9)
		(44)	(16)
Net income		$153	$80
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$94	$56
General partnership interest in a holding
subsidiary held by Brookfield	8	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	8	18	3
Preferred equity	8	6	7
Preferred limited partners' equity	9	10	9
Limited partners' equity	10	25	5
		$153	$80
Basic and diluted earnings per LP Unit		$0.14	$0.03

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2019	2018
Net income		$153	$80
Other comprehensive income (loss) that will not be
reclassified to net income
Revaluations of property, plant and equipment	6	-	(3)
Actuarial (loss) gain on defined benefit plans		(5)	4
Total items that will not be reclassified to net income		(5)	1
Other comprehensive income that may be
reclassified to net income
Foreign currency translation		135	229
(Losses) gains arising during the period on financial
instruments designated as cash-flow hedges	3	(4)	17
(Loss) gain on foreign exchange swaps -
net investment hedge	3	(6)	4
Unrealized gain (loss) on investments
in equity securities	3	26	(7)
Reclassification adjustments for amounts
recognized in net income	3	4	11
Deferred income taxes on above items	5	(1)	(11)
Total items that may be reclassified
subsequently to net income		154	243
Other comprehensive income		149	244
Comprehensive income		$302	$324
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$177	$257
General partnership interest in a holding
subsidiary held by Brookfield	8	1	1
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	8	40	28
Preferred equity	8	19	(9)
Preferred limited partners' equity	9	10	9
Limited partners' equity	10	55	38
		$302	$324

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	12	$177	$173
Restricted cash	13	208	136
Trade receivables and other current assets	14	605	607
Financial instrument assets	3	27	60
Due from related parties	17	74	65
Assets held for sale	2	915	920
		2,006	1,961
Financial instrument assets	3	154	124
Equity-accounted investments	11	1,601	1,569
Property, plant and equipment	6	29,252	29,025
Goodwill		847	828
Deferred income tax assets	5	98	91
Other long-term assets		523	505
Total Assets		$34,481	$34,103
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$532	$533
Financial instrument liabilities	3	32	27
Cash on deposit and payables due to related parties	17	471	101
Corporate borrowings	7	-	6
Non-recourse borrowings	7	492	489
Liabilities directly associated with assets held for sale	2	525	533
		2,052	1,689
Financial instrument liabilities	3	122	111
Corporate borrowings	7	1,668	2,328
Non-recourse borrowings	7	7,933	7,895
Deferred income tax liabilities	5	4,219	4,140
Other long-term liabilities		889	734
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	8	8,456	8,129
General partnership interest in a holding subsidiary held by Brookfield	8	66	66
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	8	3,221	3,252
Preferred equity	8	580	568
Preferred limited partners' equity	9	833	707
Limited partners' equity	10	4,442	4,484
Total Equity		17,598	17,206
Total Liabilities and Equity		$34,481	$34,103

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
				Actuarial							partnership	interests - in a
				losses						Participating	interest in	holding subsidiary
				on		Invest-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined	Cash	ments in	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	flow	equity	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	securities	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206
Net income	25	-	-	-	-	-	25	10	6	94	-	18	153
Other comprehensive income	-	20	-	(2)	(2)	14	30	-	13	83	1	22	149
Preferred LP Units issued (Note 9)	-	-	-	-	-	-	-	126	-	-	-	-	126
LP Units purchased for
cancellation (Note 10)	(1)	-	-	-	-	-	(1)	-	-	-	-	-	(1)
Capital contributions (Note 8)	-	-	-	-	-	-	-	-	-	288	-	-	288
Distributions or dividends declared	(93)	-	-	-	-	-	(93)	(10)	(6)	(134)	(15)	(68)	(326)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	205	(12)	(199)	1	-	-	(5)	-	(1)	(4)	14	(3)	1
Change in period	138	8	(199)	(1)	(2)	14	(42)	126	12	327	-	(31)	392
Balance, as at March 31, 2019	$(810)	$(644)	$5,921	$(7)	$(36)	$18	$4,442	$833	$580	$8,456	$66	$3,221	$17,598

Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
Net income	5	-	-	-	-	-	5	9	7	56	-	3	80
Other comprehensive income (loss)	-	31	(1)	1	6	(4)	33	-	(16)	201	1	25	244
Preferred LP Units issued	-	-	-	-	-	-	-	196	-	-	-	-	196
Capital contributions	-	-	-	-	-	-	-	-	-	4	-	-	4
Acquisition	-	-	-	-	-	-	-	-	-	21	-	-	21
Distributions or dividends declared	(90)	-	-	-	-	-	(90)	(9)	(7)	(176)	(12)	(64)	(358)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	-	3
Other	(6)	-	-	-	-	-	(6)	-	-	-	10	(3)	1
Change in period	(88)	31	(1)	1	6	(4)	(55)	196	(16)	106	(1)	(39)	191
Balance, as at March 31, 2018	$(347)	$(347)	$4,615	$(8)	$(23)	$11	$3,901	$707	$600	$6,404	$57	$2,804	$14,473

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2019	2018
Operating activities
Net income		$153	$80
Adjustments for the following non-cash items:
Depreciation	6	200	213
Unrealized foreign exchange and
financial instrument loss (gain)	3	20	(27)
Share of earnings from
equity-accounted investments	11	(32)	-
Deferred income tax expense		20	9
Other non-cash items		17	34
Dividends received from equity-accounted investments	11	14	2
Changes in due to and from related parties		5	21
Net change in working capital balances		(30)	(32)
		367	300
Financing activities
Proceeds from corporate credit facilities	7	-	400
Repayment of corporate credit facilities	7	(696)	(393)
Proceeds from non-recourse borrowings	7	93	1,091
Repayment of non-recourse borrowings	7	(88)	(1,542)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	8	247	4
Issuance of preferred limited partnership units	9	126	196
Repurchase of LP Units	10	(1)	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	8	(134)	(176)
To preferred shareholders	8	(6)	(7)
To preferred limited partners' unitholders	9	(9)	(8)
To unitholders of Brookfield Renewable or BRELP	8, 10	(171)	(160)
Borrowings from related party	17	600	-
Repayments to related party	17	(245)	-
		(284)	(595)
Investing activities
Acquisitions net of cash and
cash equivalents in acquired entity		-	(12)
Investment in property, plant and equipment	6	(29)	(52)
Disposal of securities	3	5	38
Restricted cash and other		(55)	(78)
		(79)	(104)
Foreign exchange gain on cash		-	4
Cash and cash equivalents
Increase (decrease)		4	(395)
Balance, beginning of period		173	799
Balance, end of period		$177	$404
Supplemental cash flow information:
Interest paid		$143	$130
Interest received		$4	$7
Income taxes paid		$19	$13

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

brookfield renewable partners l.p.

notes to the unaudited interim consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these consolidated financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K” and “BEP.PR.M” respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2018 audited consolidated financial statements. Except for the recently adopted IFRS 16, Leases (“IFRS 16”) and the early adopted amendment to IFRS 3, Business combinations (“IFRS 3”), the interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2018 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 2, 2019.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

(c) Changes to lease accounting policy

Brookfield Renewable has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 1(d).

Policy applicable from January 1, 2019

At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:

•         the contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•         Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•         Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, Brookfield Renewable has the right to direct the use of the asset if either:

☐     Brookfield Renewable has the right to operate the asset; or

☐     Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.

Accounting as a lessee under IFRS 16

Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•         Fixed payments, including in-substance fixed payments;

•         Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•         Amounts expected to be payable under a residual value guarantee; and

•         The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an option renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.

Brookfield Renewable presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at March 31, 2019.

Policy applicable before January 1, 2019

For contracts entered into before January 1, 2019, Brookfield Renewable determined whether that arrangement was or contained a lease based on the assessment of whether:

•         Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•         The arrangement had conveyed a right to use the asset. An arrangement conveyed a right to use the asset if one of the following was met:

☐     The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

☐     The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

☐     Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the market price per unit of output.

Short-term leases and leases of low-value assets

Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

Accounting as a lessee under IAS 17

In the comparative period, as a lessee Brookfield Renewable classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in Brookfield Renewable’s consolidated statements of financial position. Payments made under operating leases were recognized in the consolidated statements of income on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

(d) Recently adopted accounting standards

Except for the changes below, Brookfield Renewable has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

IFRS 3 – Business Combinations

In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identifies assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.

IFRS 16 – Leases

On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.

Definition of a lease

Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).

On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

Leases classified as operating leases under IAS 17

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•         Applied the exemption not to recognize right-of-use asset and liabilities for leases with less than twelve months of lease term; and

•         Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on financial statements

On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in retained earnings.

When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

2.  assets held for sale

The following is a summary of the major items of assets and liabilities classified as held for sale as at March 31, 2019:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Assets
Cash and cash equivalents	$8	$8
Restricted cash	46	47
Trade receivables and other current assets	28	28
Property, plant and equipment	745	749
Goodwill	22	22
Other long-term assets	66	66
Assets held for sale	$915	$920
Liabilities
Current liabilities	$18	$23
Non-recourse borrowings	354	360
Other long-term liabilities	153	150
Liabilities directly associated with assets held for sale	$525	$533

As at March 31, 2019, assets held for sale within Brookfield Renewable’s operating segments include portfolios of wind and solar assets in South Africa, Thailand, and Malaysia.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

3.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2018 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2019				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2018
Assets measured at fair value:
Cash and cash equivalents	$177	$-	$-	$177	$173
Restricted cash(1)	252	-	-	252	181
Financial instrument assets(3)
Energy derivative contracts	-	14	-	14	3
Interest rate swaps	-	5	-	5	9
Foreign exchange swaps	-	24	-	24	55
Investments in equity securities(2)	74	64	-	138	117
Property, plant and equipment	-	-	29,252	29,252	29,025
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	-	(11)	-	(11)	(22)
Interest rate swaps	-	(132)	-	(132)	(116)
Foreign exchange swaps	-	(11)	-	(11)	-
Contingent consideration(4)	-	-	(2)	(2)	(3)
Assets for which fair value is disclosed:
Equity-accounted investments(5)	861	-	-	861	703
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,729)	(26)	-	(1,755)	(2,367)
Non-recourse borrowings	(400)	(8,558)	-	(8,958)	(8,696)
Total	$(765)	$(8,631)	$29,250	$19,854	$19,062

(1)        Includes both the current amount and long-term amount included in Other long-term assets.

(2)        Amounts in Level 2 include Brookfield Infrastructure Debt Fund holdings.

(3)        Includes both current and long-term amounts.

(4)        Amount relates to business combinations with obligations lapsing in 2021 and 2024.

(5)        The fair value corresponds to Brookfield Renewable’s investment in publicly-quoted common shares of TerraForm Power, Inc.

There were no transfers between levels during the three months ended March 31, 2019.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2019			Dec 31, 2018
			Net Assets	Net Assets
(MILLIONS)	Assets	Liabilities	(Liabilities)	(Liabilities)
Energy derivative contracts	$14	$11	$3	$(19)
Interest rate swaps	5	132	(127)	(107)
Foreign exchange swaps	24	11	13	55
Investments in equity securities	138	-	138	117
Total	181	154	27	46
Less: current portion	27	32	(5)	33
Long-term portion	$154	$122	$32	$13

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

(d)   Investments in equity securities

Brookfield Renewable’s investments in equity securities consist primarily of investments in publicly-quoted securities which are recorded on the statement of financial position at fair value.

The following table reflects the unrealized gains (losses) included in Foreign exchange and unrealized financial instrument loss in the interim consolidated statements of income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2019	2018
Energy derivative contracts	$6	$4
Interest rate swaps	(13)	5
Foreign exchange swaps - cash flow	(11)	(16)
Foreign exchange loss	-	15
	$(18)	$8

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2019	2018
Energy derivative contracts	$13	$7
Interest rate swaps	(17)	10
	(4)	17
Foreign exchange swaps - net investment	(6)	4
Investments in equity securities	26	(7)
	$16	$14

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2019	2018
Energy derivative contracts	$1	$8
Interest rate swaps	3	3
	$4	$11

4.  SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The results of our wind assets in South Africa that are classified as held for sale have been aggregated in the Asia wind business segment. The corporate segment represents all activity performed above the individual segments for the business.

Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.

Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2019:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity-	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	262	65	62	63	28	7	2	38	24	-	551	(91)	365	825
Other income	1	1	-	2	-	-	-	1	-	2	7	(4)	5	8
Direct operating costs	(68)	(17)	(24)	(17)	(8)	(2)	(1)	(7)	(13)	(6)	(163)	29	(120)	(254)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	66	7	73
Adjusted EBITDA	195	49	38	48	20	5	1	32	11	(4)	395	-	257
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(41)	(6)	(8)	(19)	(3)	(2)	-	(14)	(4)	(24)	(121)	24	(76)	(173)
Current income taxes	(2)	(3)	(4)	-	-	(1)	-	-	-	-	(10)	1	(15)	(24)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(25)	(4)	(29)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(162)	(162)
Funds From Operations	152	40	26	29	17	2	1	18	7	(65)	227	-	-
Depreciation	(55)	(22)	(5)	(40)	(10)	(4)	(1)	(13)	(6)	(1)	(157)	33	(76)	(200)
Foreign exchange and
unrealized financial instrument loss	2	(1)	-	-	(1)	(1)	-	-	(1)	(16)	(18)	1	(1)	(18)
Deferred income tax expense	(17)	1	(2)	16	5	-	(1)	16	-	6	24	(35)	(9)	(20)
Other	(15)	(1)	1	(1)	-	-	-	(12)	-	(5)	(33)	13	18	(2)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	68	68
Net income (loss) attributable
to Unitholders(2)	67	17	20	4	11	(3)	(1)	9	-	(81)	43	-	-	43

(1)               Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $94 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity-	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	261	69	53	54	17	8	2	18	17	-	499	(39)	333	793
Other income	-	1	1	1	-	-	-	2	-	1	6	(2)	5	9
Direct operating costs	(70)	(19)	(23)	(14)	(6)	(3)	(1)	(4)	(8)	(6)	(154)	13	(115)	(256)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	28	8	36
Adjusted EBITDA	191	51	31	41	11	5	1	16	9	(5)	351	-	231
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(44)	(7)	(10)	(14)	(3)	(2)	(1)	(6)	(4)	(25)	(116)	9	(73)	(180)
Current income taxes	(1)	(3)	-	(1)	-	-	-	-	-	-	(5)	-	(2)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(9)	(8)	(17)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(148)	(148)
Funds From Operations	146	41	21	26	8	3	-	10	5	(67)	193	-	-
Depreciation	(57)	(38)	(5)	(26)	(8)	(4)	(1)	(6)	(6)	-	(151)	12	(74)	(213)
Foreign exchange and
unrealized financial instrument loss	2	-	(2)	-	(1)	-	-	(2)	1	7	5	-	3	8
Deferred income tax (expense) recovery	(14)	-	(1)	(6)	-	-	-	(1)	-	15	(7)	2	(4)	(9)
Other	(10)	(2)	(1)	-	-	-	-	(3)	(12)	(4)	(32)	5	(17)	(44)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(19)	-	(19)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	92	92
Net income (loss) attributable
to Unitholders(2)	67	1	12	(6)	(1)	(1)	(1)	(2)	(12)	(49)	8	-	-	8

(1)               Share of earnings from equity-accounted investments of nil million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $56 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity-	to non-	As per
	North			North					and			accounted	controlling	IFRS
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Asia		Other			investments	interests	financials
As at March 31, 2019:
Cash and cash equivalents	$16	$14	$14	$29	$37	$4	$2	$44	$20	$2	$182	$(106)	$101	$177
Property, plant and equipment	11,110	1,653	1,880	2,511	812	345	36	1,361	685	-	20,393	(3,558)	12,417	29,252
Total assets	11,726	1,919	2,066	2,612	934	371	57	1,657	748	186	22,276	(2,514)	14,719	34,481
Total borrowings	2,820	434	194	1,275	454	74	32	962	245	1,668	8,158	(1,977)	3,912	10,093
Other liabilities	2,759	450	160	488	139	9	4	341	38	588	4,976	(537)	2,351	6,790
For the three months ended March 31, 2019:
Additions to property, plant and equipment	44	9	11	75	12	2	-	-	8	1	162	(66)	81	177
As at December 31, 2018:
Cash and cash equivalents	$6	$7	$37	$30	$29	$5	$2	$41	$9	$3	169	$(81)	$85	$173
Property, plant and equipment	11,498	1,609	1,907	2,480	819	348	36	1,354	686	(9)	20,728	(3,529)	11,826	29,025
Total assets	12,125	1,868	2,105	2,554	939	379	56	1,650	746	161	22,583	(2,483)	14,003	34,103
Total borrowings	2,995	419	198	1,204	463	75	31	1,021	249	2,334	8,989	(1,972)	3,701	10,718
Other liabilities	2,764	434	150	536	124	7	3	255	31	211	4,515	(511)	2,175	6,179
For the three months ended March 31, 2018:
Additions to property, plant and equipment	12	2	9	1	3	-	-	4	1	3	35	(5)	27	57

Geographical Information

The following table presents consolidated revenue split by geographical region for the three months ended March 31:

(MILLIONS)	2019	2018
United States	$276	$250
Colombia	257	223
Canada	110	129
Brazil	100	103
Europe	42	44
Asia	40	44
	$825	$793

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
United States	$12,788	$12,705
Colombia	6,837	6,665
Canada	5,790	5,705
Brazil	3,509	3,553
Europe	1,588	1,624
Asia	341	342
	$30,853	$30,594

5.  Income taxes

Brookfield Renewable’s effective income tax rate was 22.2% for the three months ended March 31, 2019 (2018: 16.7%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

6.   PROPERTY, PLANT AND EQUIPMENT

The following table presents a reconciliation of property, plant and equipment:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2018		$24,679	$3,860	$228	$258	$29,025
IFRS 16 adoption(3)		79	62	-	4	145
Additions		29	3	-	-	32
Items recognized through OCI
Foreign exchange		250	-	-	-	250
Items recognized through net income
Depreciation		(130)	(61)	(4)	(5)	(200)
As at March 31, 2019		$24,907	$3,864	$224	$257	$29,252

(1)     Includes biomass and cogeneration.

(2)     Includes intangible assets of $11 million (2018: $11 million) and assets under construction of $319 million (2018: $388 million).

(3)     On January 1, 2019 Brookfield Renewable adopted IFRS 16. See Note 1 – Basis of preparation and significant accounting policies for additional details regarding the impact of the new accounting standard adoption.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

7.  BORROWINGS

Corporate Borrowings

The composition of corporate borrowings is presented in the following table:

	Mar 31, 2019				Dec 31, 2018
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	fair	Interest	Term	Carrying	fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Credit facilities	3.1	4.3	$26	$26	3.3	4.4	$727	$727
Medium Term Notes:
Series 4 (C$150)	5.8	17.6	112	137	5.8	17.9	110	124
Series 7 (C$450)	5.1	1.5	337	356	5.1	1.8	330	342
Series 8 (C$400)	4.8	2.9	300	316	4.8	3.1	293	309
Series 9 (C$400)	3.8	6.2	300	308	3.8	6.4	293	288
Series 10 (C$500)	3.6	7.8	374	377	3.6	8.0	367	357
Series 11 (C$300)	4.3	9.8	225	235	4.3	10.0	220	220
	4.4	6.3	$1,648	$1,729	4.4	6.5	$1,613	$1,640
Total corporate borrowings			1,674	1,755			2,340	2,367
Less: Unamortized financing fees(1)			(6)				(6)
Less: Current portion			-				(6)
			$1,668				$2,328

(1)           Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 16 – Commitments, Contingencies and Guarantees for letters of credit issued by subsidiaries.

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Authorized corporate credit facilities(1)	$2,100	$2,100
Draws on corporate credit facilities(1)	(26)	(721)
Authorized letter of credit facility	300	300
Issued letters of credit	(226)	(209)
Available portion of corporate credit facilities	2,148	1,470

(1)           Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Medium term notes

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 18  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

Non-recourse borrowings

Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate U.S. dollar denominated debt.

The composition of non-recourse borrowings is presented in the following table:

	Mar 31, 2019				Dec 31, 2018
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	fair	Interest	Term	Carrying	fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Non-recourse borrowings
Hydroelectric	6.1	9.1	$6,376	$6,728	6.1	9.2	$6,318	$6,517
Wind	4.5	10.6	1,889	1,991	4.7	10.8	1,908	1,951
Solar	5.9	6.2	142	142	6.0	7.1	142	133
Storage and other	4.2	4.7	93	97	4.1	5.0	91	95
Total	5.7	9.3	$8,500	$8,958	5.7	9.5	$8,459	$8,696
Add: Unamortized premiums(1)			-				1
Less: Unamortized financing fees(1)			(75)				(76)
Less: Current portion			(492)				(489)
			$7,933				$7,895

(1)           Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

On February 25, 2019, Brookfield Renewable completed a C$70 million ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.13% and matures in 2045.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

8. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following:

Mar 31		Dec 31
(MILLIONS)	2019	2018
Participating non-controlling interests - in operating subsidiaries	$8,456	$8,129
General partnership interest in a holding subsidiary held by Brookfield	66	66
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	3,221	3,252
Preferred equity	580	568
	$12,323	$12,015

On February 24, 2019, Brookfield Renewable completed the sale of an additional 25% non-controlling, indirect interest in a portfolio of select Canadian hydroelectric assets to a consortium of buyers. This sale was for the same price as our initial 25% non-controlling interest sale of this portfolio disclosed in Note 31 of our 2018 annual consolidated financial statements, subject to an adjustment for dividend recapitalization completed in the fourth quarter of 2018. Cash consideration of C$331 million was received from the non-controlling shareholders on February 28, 2019. Upon completion of the sale, Brookfield Renewable recognized a $4 million gain directly in equity.

Subsequent to completion of the sale, Brookfield Renewable has continued to control and operate the assets and maintains a 50% economic interest in the portfolio.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

	Brookfield					Isagen	Isagen public
	Americas	Brookfield	Brookfield	Canadian	The	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Hydroelectric	Catalyst	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Portfolio	Group	investors	interests	Other	Total
As at December 31, 2017	$850	$1,682	$1,852	$-	$134	$1,701	$9	$70	$6,298
Net income	1	9	86	4	14	174	1	8	297
OCI	66	298	805	(11)	(18)	504	5	58	1,707
Capital contributions	-	9	5	293	-	-	-	-	307
Acquisition	-	-	-	-	-	-	-	21	21
Distributions	(17)	(81)	(276)	-	(6)	(167)	-	(6)	(553)
Other	-	12	(3)	(10)	-	-	-	53	52
As at December 31, 2018	$900	$1,929	$2,469	$276	$124	$2,212	$15	$204	$8,129
Net income	5	8	23	4	7	44	-	3	94
OCI	(1)	-	28	2	-	53	-	1	83
Capital contributions	-	-	1	287	-	-	-	-	288
Acquisition	-	-	(21)	-	-	-	-	21	-
Distributions	(2)	(26)	(46)	(1)	-	(51)	-	(8)	(134)
Other	-	-	-	(4)	-	-	-	-	(4)
As at March 31, 2019	$902	$1,911	$2,454	$564	$131	$2,258	$15	$221	$8,456
Interests held by third parties	75-80%	43-60%	23-71%	50%	25%	53%	0.5%	20-50%	-

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

As at March 31, 2019, general partnership units and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2018: 2,651,506) and 129,658,623 (December 31, 2018: 129,658,623), respectively.

Distributions

The composition of the distributions are presented in the following table:

(MILLIONS)	2019	2018
General partnership interest in a holding
subsidiary held by Brookfield	$2	$1
Incentive distribution	13	11
	$15	$12

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$68	$64
	$83	$76

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared for
		Cumulative	permitted	the three months ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	dividend	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2019	2018	2019	2018
Series 1 (C$136)	5.45	3.36	Apr 2020	$1	$1	$102	$100
Series 2 (C$113)(1)	4.51	4.27	Apr 2020	1	1	84	83
Series 3 (C$249)	9.96	4.40	Jul 2019	2	2	186	182
Series 5 (C$103)	4.11	5.00	Apr 2018	1	1	77	75
Series 6 (C$175)	7.00	5.00	Jul 2018	1	2	131	128
	31.03			$6	$7	$580	$568

(1)        Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2019, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

In June 2018, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2019, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares have been repurchased as of March 31, 2019.

9. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred Units as follows:

			Earliest	Distributions declared for
		Cumulative	permitted	the three months ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	distribution	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2019	2018	2019	2018
Series 5 (C$72)	2.89	5.59	Apr 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	2	2	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	2	2	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	2	2	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	2	2	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	1	-	126	-
	44.89			$10	$9	$833	$707

On March 11, 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). Brookfield Renewable incurred C$6 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.

The holders of the Series 15 Preferred Units will have the right, at their option, to convert their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.94%.

As at March 31, 2019, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.

10. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2019, 178,851,703 LP Units were outstanding (December 31, 2018: 178,821,204) including 56,068,944 (December 31, 2018: 56,068,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2019, 50,499 LP Units (2018: 84,629 LP Units) were issued under the distribution reinvestment plan at a total cost of $2 million (2018: $3 million).

As at March 31, 2019, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2019.

In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three months ended March 31, 2019, Brookfield Renewable repurchased and cancelled 20,000 LP Units (2018: 8,700 LP Units) at a total cost of $1 million (2018: less than $1 million).

Distributions

The composition of the distributions is presented in the following table:

	Three months ended Mar 31
(MILLIONS)	2019	2018
Brookfield	$29	$28
External LP Unitholders	64	62
	$93	$90

In February 2019, unitholder distributions were increased to $2.06 per LP Unit on an annualized basis, an increase of $0.10 per LP Unit, which took effect with the distribution payable in March 2019.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

11. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the three months ended March 31, 2019:

(MILLIONS)
Opening balance	$1,569
Share of net income	32
Share of other comprehensive income	6
Dividends received	(14)
Foreign exchange translation and other	8
Ending balance	$1,601

The following table summarizes gross revenues and net income of equity-accounted investments in aggregate:

	Three months ended March 31
(MILLIONS)	2019	2018
Revenue	$359	$225
Net income (loss)	110	(32)
Share of net income(1)	32	-

(1)            Brookfield Renewable’s ownership interest in these entities ranges from 14% to 50%.

The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100% to Brookfield Renewable:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Current assets	$702	$682
Property, plant and equipment	12,138	11,999
Other assets	663	608
Current liabilities	844	1,080
Non-recourse borrowings	6,263	6,078
Other liabilities	1,408	1,197

12. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Cash	$147	$127
Short-term deposits	30	46
	$177	$173

13. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Operations	$179	$119
Credit obligations	72	60
Capital expenditures and development projects	1	2
Total	252	181
Less: non-current	(44)	(45)
Current	$208	$136

14. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Trade receivables	$370	$339
Prepaids and others	103	114
Other short-term receivables	99	109
Current portion of contract asset	33	45
	$605	$607

Brookfield Renewable receives payment monthly for invoiced PPA revenue and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables. There are no other significant contract asset or liability balances related to contracted revenue.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

15.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Operating accrued liabilities	$245	$263
Accounts payable	67	76
Interest payable on corporate and non-recourse borrowings	96	76
Deferred consideration	30	30
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	32	30
Other	62	58
	$532	$533

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

16.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

Brookfield Renewable entered into an agreement to invest C$750 million in TransAlta Corporation (“TransAlta”) through the purchase of exchangeable securities. The securities are convertible into an up to 49% interest in TransAlta’s 813 MW hydroelectric portfolio in Alberta, Canada. The conversion, which may occur at our option after December 31, 2024, would be effected at a value based on a multiple of the future EBITDA of the hydroelectric portfolio. The investment is in two tranches, with C$350 million funded at the initial closing, which occurred May 1, 2019, and C$400 million in October 2020. We also agreed, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9%. This investment is expected to be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, and the Brookfield Infrastructure Fund III. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Brookfield Renewable along with institutional investors	$52	$51
Brookfield Renewable's subsidiaries	336	338
	$388	$389

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

17.  RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. During the first quarter of 2019 there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management placed funds on deposit with Brookfield Renewable during the first quarter of 2019 in the amount of $600 million, of which $245 million was repaid. The interest expense on the deposit for the three months ended March 31, 2019 totaled $3 million (2018: $3 million). Subsequent to March 31, 2019, Brookfield Renewable repaid the outstanding $355 million funds on deposit from Brookfield Asset Management.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table reflects the related party agreements and transactions in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2019	2018
Revenues
Power purchase and revenue agreements	$159	$140
Wind levelization agreement	1	1
	$160	$141
Direct operating costs
Energy purchases	$(3)	$(2)
Energy marketing fee	(6)	(6)
Insurance services(1)	(7)	(6)
	$(16)	$(14)
Interest expense - borrowings	$(3)	$(2)
Management service costs	$(21)	$(21)

(1)           Insurance services are paid to a subsidiary of Brookfield Asset Management that contracts external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2019 were less than $1 million (2018: less than $1 million)

18.  SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at March 31, 2019:
Current assets	$34	$397	$1,670	$94	$3,822	$(4,011)	$2,006
Long-term assets	5,292	244	-	24,309	32,762	(30,132)	32,475
Current liabilities	40	7	22	3,918	2,076	(4,011)	2,052
Long-term liabilities	-	-	1,642	115	13,720	(646)	14,831
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	8,456	-	8,456
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	3,221	-	-	3,221
Preferred equity	-	580	-	-	-	-	580
Preferred limited partners' equity	833	-	-	844	-	(844)	833
As at December 31, 2018:
Current assets	$32	$389	$1,631	$93	$3,639	$(3,823)	$1,961
Long-term assets	5,208	239	1	24,078	32,433	(29,817)	32,142
Current liabilities	38	6	21	3,096	2,351	(3,823)	1,689
Long-term liabilities	-	-	1,607	798	13,445	(642)	15,208
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	8,129	-	8,129
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	3,252	-	-	3,252
Preferred equity	-	568	-	-	-	-	568
Preferred limited partners' equity	707	-	-	718	-	(718)	707

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
March 31, 2019
Revenues	$-	$-	$-	$(1)	$826	$-	$825
Net income (loss)	35	-	2	11	105	-	153
For the three months ended
March 31, 2018
Revenues	$-	$-	$-	$-	$793	$-	$793
Net income (loss)	14	4	-	(9)	106	(35)	80

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes the Holding Entities.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 7 – Borrowings for additional details regarding the medium-term corporate notes issued by Finco. See Note 8 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

19.  SUBSEQUENT EVENTS

Brookfield Renewable entered into an agreement to acquire two wind farms in India totalling 210 MW for $70 million, subject to customary closing conditions. This investment is expected to be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

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